29 March 2007 Date

RECEIVED
2007 APR -9 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
[redacted]

07022466

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

SUPPL

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **Acquisition of Orgresbank completed**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

PROCESSED
APR 1 2 2007 E
THOMSON
FINANCIAL

dw 4/10

Nordea Press release

Acquisition of Orgresbank completed

Nordea's acquisition of a 75.01 per cent stake in JSB Orgresbank in Russia has now been finalised according to plan, after all necessary regulatory approvals and other conditions have been met.

In November 2006 Nordeaannounced an agreement to purchase a majority stake in Orgresbank for USD 313.7 million (EUR 246 million). The remaining minority stake representing 24.99 per cent of the shares will be split between the current management shareholders of Orgresbank and the European Bank for Reconstruction and Development.

Orgresbank will capture the growth opportunities in the Russian corporate and retail segments. It will also strengthen Nordea's platform for servicing Nordic customers conducting business in Russia, as well as create new opportunities for existing customers and employees of Orgresbank.

Since signing of the agreement, Orgresbank has established an International Division within Corporate Banking in order to support the business of Nordea's customers and oher international corporations in Russia.

For further information:
Johan Ekwall, Head of Investor Relations, +46 8 614 78 52
Atte Palomäki, Group Identity and Communications, +358 9 165 42325 or +358 40 547 6390
Igor Bulantsev, First Deputy Chairman, Management board, Orgresbank, +7495 777 34 72
Esa Teräväinen, General Manager, Corporate Banking International at Orgresbank, +7495 777 34 77

END